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             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549


                        SCHEDULE 13G
                       (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                  PURSUANT TO RULE 13d-2(b)
                      (Amendment No. 3)


                  White Pine Software, Inc.
                      (Name of Issuer)

                Common Stock, $0.01 par value
               (Title of Class of Securities)

                         964347-10-8
                       (CUSIP Number)

                      December 31, 1999
   (Date of Event Which Requires Filing of This Statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]    Rule 13d-1(b)

    [ ]    Rule 13d-1(c)

    [x]    Rule 13d-1(d)

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CUSIP No. 964347-10-8            SCHEDULE 13G              Page 2 of 11


 1   Name Of Reporting Person                        H&Q LONDON VENTURES

     IRS Identification No. Of Above Person                   94-2966540

 2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                (b)  [x]
 3   SEC USE ONLY

 4   Citizenship Or Place Of Organization                        England

                   5    Sole Voting Power                            -0-
   NUMBER OF
    SHARES         6    Shared Voting Power                          -0-
 BENEFICIALLY
 OWNED BY EACH     7    Sole Dispositive Power                       -0-
   REPORTING
  PERSON WITH      8    Shared Dispositive Power                     -0-

 9   Aggregate Amount Beneficially Owned By Each
     Reporting Person                                                -0-

 10  Check Box If The Aggregate Amount In Row (9) Excludes
     Certain Shares*                                                 [ ]

 11  Percent Of Class Represented By Amount In Row 9                0.0%

 12  Type Of Reporting Person*                                        PN

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CUSIP No. 964347-10-8            SCHEDULE 13G              Page 3 of 11


 1   Name Of Reporting Person         HAMBRECHT & QUIST VENTURE PARTNERS

     IRS Identification No. Of Above Person                   94-2949080

 2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                (b)  [x]
 3   SEC USE ONLY

 4   Citizenship Or Place Of Organization                     California

                   5    Sole Voting Power                            -0-
   NUMBER OF
    SHARES         6    Shared Voting Power                          -0-
 BENEFICIALLY
 OWNED BY EACH     7    Sole Dispositive Power                       -0-
   REPORTING
  PERSON WITH      8    Shared Dispositive Power                     -0-

 9   Aggregate Amount Beneficially Owned By Each
     Reporting Person                                                -0-

 10  Check Box If The Aggregate Amount In Row (9) Excludes
     Certain Shares*                                                 [ ]

 11  Percent Of Class Represented By Amount In Row 9                0.0%

 12  Type Of Reporting Person*                                        PN

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CUSIP No. 964347-10-8            SCHEDULE 13G              Page 4 of 11


 1   Name Of Reporting Person                  H&Q VENTURE PARTNERS, LLC

     IRS Identification No. Of Above Person

 2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                (b)  [x]
 3   SEC USE ONLY

 4   Citizenship Or Place Of Organization                       Delaware

                   5    Sole Voting Power                            -0-
   NUMBER OF
    SHARES         6    Shared Voting Power                          -0-
 BENEFICIALLY
 OWNED BY EACH     7    Sole Dispositive Power                       -0-
   REPORTING
  PERSON WITH      8    Shared Dispositive Power                     -0-

 9   Aggregate Amount Beneficially Owned By Each
     Reporting Person                                                -0-

 10  Check Box If The Aggregate Amount In Row (9) Excludes
     Certain Shares*                                                 [ ]

 11  Percent Of Class Represented By Amount In Row 9                0.0%

 12  Type Of Reporting Person*                                        OO

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CUSIP No. 964347-10-8            SCHEDULE 13G              Page 5 of 11


 1   Name Of Reporting Person               HAMBRECHT & QUIST CALIFORNIA

     IRS Identification No. Of Above Person                   94-2856927

 2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                (b)  [x]
 3   SEC USE ONLY

 4   Citizenship Or Place Of Organization                     California

                   5    Sole Voting Power                            -0-
   NUMBER OF
    SHARES         6    Shared Voting Power                        1,000
 BENEFICIALLY
 OWNED BY EACH     7    Sole Dispositive Power                       -0-
   REPORTING
  PERSON WITH      8    Shared Dispositive Power                   1,000

 9   Aggregate Amount Beneficially Owned By Each
     Reporting Person                                              1,000

 10  Check Box If The Aggregate Amount In Row (9) Excludes
     Certain Shares*                                                 [ ]

 11  Percent Of Class Represented By Amount In Row 9                0.0%

 12  Type Of Reporting Person*                                        CO

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CUSIP No. 964347-10-8        SCHEDULE 13G          Page 6 of 11


Item 1(a).  Name of Issuer.

            White Pine Software, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

            542 Amherst Street, Nashua, NH 03063.

Item 2(a).  Names of Persons Filing.

            Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b). Address of Principal Business Office or, if none, Residence.

            The address of each reporting person is One Bush
Street, San Francisco, California 94104.

Item 2(c).  Citizenship.

            Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

            Common Stock, $0.01 par value ("Common Stock").

Item 2(e).  CUSIP Number.

            964347-10-8

Item 3.     Type of Reporting Person.

            Not applicable.

Item 4.     Ownership.

            Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. As of December 31, 1999, the reporting persons owned the following shares of Common
Stock:

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CUSIP No. 964347-10-8        SCHEDULE 13G          Page 7 of 11


    Person                                Common Stock
                                         Directly Owned

    H&Q London Ventures                         -0-

    Hambrecht & Quist Venture Partners          -0-

    Hambrecht & Quist California              1,000
                                              -----
    TOTAL                                     1,000
					      =====

          Because voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

          Hambrecht & Quist California is a wholly owned subsidiary of Hambrecht & Quist Group, a Delaware corporation which is a wholly owned subsidiary of Bridge Acquisition Holding Corp., a Delaware corporation. Bridge Acquisition Holding Corp. is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The principal business address of Hambrecht & Quist Group is One Bush Street, San Francisco, California 94104. The principal business address of Bridge Acquisition Holding Corp. and The Chase Manhattan Corporation is 270 Park Avenue, New York, New York 10017.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members, and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased

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CUSIP No. 964347-10-8        SCHEDULE 13G          Page 8 of 11


to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.


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CUSIP No. 964347-10-8        SCHEDULE 13G          Page 9 of 11


                          Signature

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2000.

H&Q LONDON VENTURES


By: /s/Jackie A. Berterretche
   _________________________
   Jackie A. Berterretche
   Attorney-in-Fact

HAMBRECHT & QUIST VENTURE
PARTNERS

By: /s/Jackie A. Berterretche
   _________________________
   Jackie A. Berterretche
   Attorney-in-Fact

H&Q VENTURE PARTNERS, LLC


By: /s/William D. Easterbrook
    _________________________
    William D. Easterbrook
    Member-Manager

HAMBRECHT & QUIST CALIFORNIA


By: /s/Patrick J. Allen
   ________________________
   Patrick J. Allen
   Chief Financial Officer



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CUSIP No. 964347-10-8        SCHEDULE 13G          Page 10 of 11



                           EXHIBIT INDEX

Exhibit A            Joint Filing Undertaking            Page 11

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CUSIP No. 964347-10-8        SCHEDULE 13G          Page 11 of 11



                    JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 14, 2000.

H&Q LONDON VENTURES


By: /s/Jackie A. Berterretche
   _________________________
   Jackie A. Berterretche
   Attorney-in-Fact

HAMBRECHT & QUIST VENTURE
PARTNERS

By: /s/Jackie A. Berterretche
   _________________________
   Jackie A. Berterretche
   Attorney-in-Fact

H&Q VENTURE PARTNERS, LLC


By: /s/William D. Easterbrook
    _________________________
    William D. Easterbrook
    Member-Manager

HAMBRECHT & QUIST CALIFORNIA


By: /s/Patrick J. Allen
   ________________________
   Patrick J. Allen
   Chief Financial Officer